77c) Matters submitted to a vote of security shareholders:

Subsequent Event

Voting Results of a Special Meeting of the Pacific Capital
Small Cap and International Stock Fund Shareholders (Unaudited):

A special meeting of the shareholders of the Pacific Capital
Small Cap and International Stock Funds was held on
March 8, 2001. At the meeting, shareholders voted to re-approve the Nicholas-Applegate Capital Management sub-advisory agreements with the following results as indicated below:

                          For	        Against	        Abstain
Small Cap Fund	          3,163,318	0		3,116
International Stock Fund  9,475,755	4,402		6,037